JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES www.corplaw.net Telephone 770-804-0500

email: jones@corplaw.net

Facsimile  770-804-0509

November 20, 2009

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 3720

Attn:   Larry Spirgel, Assistant Director

Re:

Action Industries, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed April 10, 2009

Form 10-Q for the quarterly period ended June 30, 2009

File No. 0-52455 [J&H File No. 2284.09 & 10]

Dear Mr. Spirgel:

This firm represents Action Industries, Inc. (“Action”) and your office has provided comments, by your letter dated November 6, 2009 (the “Comment Letter”), to Action’s 1934 Act filings listed above.  At this time we are submitting on behalf of Action this letter in response to your Comment Letter and we are providing responses keyed to the paragraphs of the Comment Letter.  In addition, we are providing appropriate supplemental information as necessary.

Accordingly, our responses are as follows:

1.  Considering your statement cautioning that you face a high risk of business failure, tell us how you evaluated the recoverability of your net property and equipment as of the balance sheet date.

Although the FASB stated that “management has the responsibility to consider whether an asset is impaired,” it concluded that requiring an entity to assess each asset for recoverability each reporting period would be too costly.  The indicators of impairment in paragraph 8 of Statement 144 are examples of events or changes in circumstances that, when present, indicate that the carrying amount of an asset may not be recoverable.  Statement 144 requires an assessment of recoverability when such indicators are present.

We value property and equipment at cost and use straight line depreciation on a monthly basis that is recorded every quarter.  The computer equipment purchased in 2007, has been determined to have a useful life of 4 years with no salvage value.  The payphone machines obtained in 2003,

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Division of Corporate Finance

U.S. Securities and Exchange Commission

November 20, 2009

have been determined to have a useful life of 7 years with no salvage value.  Management projects that our current cash and shareholder loans will be sufficient to allow us to continue operations at current levels without forced liquidation of property or equipment.  Since both of these assets will be completely depreciated by next year and will no longer hold any value, it was determined by management that their recoverability has been evaluated correctly.

2.  Please tell us how you determine that the earning process is complete, absent delivery and performance as required under SAB 104.  Additionally, since the cards are sold to distributors on page 6, tell us these distributors’ rights of return.

All sales are final. There is no right of return.  As disclosed in the notes to our financial statements, we have one major customer, Tully Hill, that buys 94-97% of the cards we sell.  This customer then re-sells the cards as they see fit.  We also sell to a few retail outlets such as gas stations and small stores.  We do not currently offer credit, all sales are due on receipt.  We do not offer any rights of return other than manufacturing defects.  In the case of such a defect a replacement card would be acquired from our supplier and made available to them.  To date we have not had any returns of defective cards and do not anticipate any.

3.  We note that Probst Capital LLC, a significant stockholder, is beneficially owned by a partner of Jones & Haley PC which serves as your outside counsel.  Please disclose in Note 6 – Related Party Transactions any payments or amounts due to or from Jones & Haley PC or any entities that it owns for all periods presented.

N/A – There are no payments or amounts due to Jones & Haley P.C. or any entities that it owns for the periods presented.  All related party transactions have been disclosed.

4.  Tell us why the accounting fees as disclosed on Item 14 are scientifically different from the accounting fees reported in the Statements of Operations on page 18.

The Financial Statements are correct but the fees disclosed on Item 14 were stated in error and are incorrect.  Item 14 should be stated as follows:

Audit Fees

“The aggregate fees billed by RHC for professional services rendered for the audits of our annual financial statements in our annual reports on Form 10-K and reviews of financial statements included in our quarterly reports on Form 10-Q or services that are normally provided in connection with statutory and regulatory filings were $9,100, before application of a $4,700 credit for the fiscal year ended December 31, 2007 and $11,100 for the fiscal year ended December 31, 2008.”

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Division of Corporate Finance

U.S. Securities and Exchange Commission

November 20, 2009

There is a difference between what is stated in the Financial Statements and in Item 14 because in the Financial Statements, the amount in Accounting also includes Bookkeeping services provided by Lybolt-Daly whereas the disclosure in Item 14 only includes amounts billed by our CPA firm, Robison Hill.

Also a $4,700 credit was booked in 2007 for accounting services in 2006 from Robison Hill to the company.  This resulted in a decrease for the period of 2007 in the Financial Statements but should not have affected the actual amount of services rendered by Robison Hill in 2007.  It has been resolved by management that this amount is immaterial to the financial statements and did not affect the basic and diluted loss per share or financial standing of the Company.

5.  Tell us why accounting fees increased significantly during the quarter ended June 30, 2009 and what period was covered by the related engagement.

Accounting fees are recorded when the services are rendered from Robison Hill & Company, the Company’s auditors.  Accounting fees also include Lyboldt-Daly bookkeeping fees and these are recorded when the services are provided.  The increase is mainly due to an increase in accounting rates and two additional factors: 1), no charge was ever recorded or billed for the quarter ending March 31, 2008 and 2) the billing for services rendered in connection with our September 3, 2008 quarter was received and recorded in the first quarter 2009 rather than the fourth quarter 2008, when the services were provided.  The amount for the September 31, 2008 quarterly filing was $2,400.  The effect of this has been determined to be immaterial.  In future filings, the Company has resolved to record the accounting services in the periods in which the services are performed.

In the six months ended June 30, 2009, the Robison Hill & Company invoices recorded included accounting fees for the September 30, 2008 quarterly filing, December 31, 2008 annual filing, March 31, 2009 quarterly filing, and 2008 Federal Income tax filing.  This amount includes services in connection with the September 30, 2008 quarterly filing, which should have been recorded in fourth quarter 2008.

In the six months ended June 30, 2008, the Robison Hill & Company invoices posted included accounting fees for the December 31, 2007 annual filing.  There was no charge for March 31, 2008 quarterly filing.

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Division of Corporate Finance

U.S. Securities and Exchange Commission

November 20, 2009

We trust these comments are responsive to the issues raised in your Comment Letter.  If you should have any questions on these responses or if you need additional clarification regarding the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.

/s/ Richard W. Jones

Richard W. Jones

For the Firm

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